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Resilient in the face of unprecedented challenges; Globally, net-zero carbon targets support nuclear growth story

Saskatoon, Saskatchewan, Canada, February 10, 2021 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2020 in accordance with International Financial Reporting Standards (IFRS).

“As we head into 2021, we remain positive about the long-term fundamentals for the uranium market,” said Tim Gitzel, Cameco’s president and CEO. “Around the globe, we are seeing an increasing focus on electrification for various reasons. There are those that are installing baseload power, those who are looking for a reliable replacement to fossil fuel sources, and finally, there is new demand for things like the electrification of transportation. This is occurring precisely at the same time countries and companies around the world are making net-zero commitments, including in the US where the new administration has expressed support for maintaining the existing domestic nuclear power fleet and the construction of advanced reactors, it has recommitted the US to the global Paris Agreement and has ambitions to re-establish the country’s position as a global leader in the development of commercial nuclear technologies. From a policy point of view, there is recognition that nuclear will be needed in the toolbox to sustainably achieve both electrification and decarbonization.

“So, demand for nuclear power is growing and not just the traditional uses of nuclear power. There is a real focus on, and significant investments being made in the development of non-traditional uses, like small modular reactors. Growing demand for nuclear power means growing demand for uranium. However, on the supply side there are some big question marks about where uranium will come from to fuel the world’s growing demand for nuclear power due to years of persistently low prices that have led to planned production curtailments, lack of investment, the end of reserve life for some mines, shrinking secondary supplies, and trade policy issues, which are currently being amplified by unplanned disruptions due to the COVID-19 pandemic.

“These are the fundamentals that give us growing confidence the uranium market will undergo a transition similar to the conversion and enrichment markets. It is why we remain committed to our vision of energizing a clean air world, which recognizes that we have an important role to play in enabling the vast reductions in greenhouse gas emissions required to achieve a resilient, net-zero carbon economy. As we seek to achieve our vision, we are committed to doing it in a manner that reflects our values. Those values have not changed, they have always guided our actions.

“We believe that our tier-one strategy that includes production discipline, marketing discipline and conservative balance sheet management, is the right strategy to achieve our vision. You can see the resiliency our conservative financial management provides us in our balance sheet. Despite the unprecedentedly challenging year globally, and the significant costs we incurred as a result of the disruptions to our business caused by the COVID-19 pandemic, we finished the year with more than $940 million in cash and a $1 billion undrawn credit facility.

“As a pure-play supplier of the uranium fuel needed to produce clean, carbon-free, baseload electricity, we are excited about the future for our industry and our company as we execute on our strategy and pursue our role in supporting the transition to a net-zero carbon economy through both traditional and non-traditional uses of nuclear power.”

Summary of Q4 and 2020 results and developments:

•

Fourth quarter net earnings of $80 million; adjusted net earnings of $48 million: Fourth quarter results demonstrated the positive financial impact of the return of low-cost tier-one production from Cigar Lake after the first production suspension and the elimination of care and maintenance costs associated with that suspension.

•

Annual net loss of $53 million; adjusted net loss of $66 million: Annual results were driven by the continued execution of our strategy and the proactive measures taken due to the COVID-19 pandemic. Adjusted net earnings is a non-IFRS measure, see page 3.

•

Our response to the COVID-19 pandemic: The health and safety of our workers, their families and communities is our top priority. We proactively temporarily suspended production at several of our operations, both uranium and fuel services; withdrew our 2020 outlook; introduced additional safety protocols; and provided well-paying jobs and financial support during a time of significant economic uncertainty for many. See Our response to the COVID-19 pandemic in our 2020 annual MD&A for more details.

•

Impact of the COVID-19 pandemic on our business: As a result of the precautionary production suspensions at our operations, in our uranium segment we produced only 5 million pounds in 2020. To manage risk, we purchased 11.5 million pounds more than the top end of the 2020 outlook disclosed in our 2019 annual MD&A at an average annual cost of about $40.41 per pound, totaling about $465 million, compared to the Cigar Lake expected life-of mine cash operating costs of between $15 to $16 per pound. Additionally, we incurred $55 million more in care and maintenance costs than those we had planned for. Even while production was suspended, we kept and continued to pay all our employees. Partially offsetting these costs was the receipt of about $37 million under the Canada Emergency Wage Subsidy program and volatility in foreign exchange rates that resulted in foreign exchange gains.

•

Cigar Lake production remains suspended due to COVID-19 pandemic: In December 2020, production at the Cigar Lake mine was temporarily suspended for a second time as a precautionary measure due to the increased uncertainty about access to qualified operational personnel caused by the COVID-19 pandemic. Production at the Cigar Lake mine remains suspended and, as a result, our production plan for 2021 is uncertain. A restart of the operation will be dependent on our ability to maintain safe and stable operating protocols along with a number of other factors, including how the COVID-19 pandemic is impacting the availability of the required workforce, how cases are trending in Saskatchewan, in particular in northern communities, and the views of the public health authorities. While production is suspended, we expect to incur $8 million to $10 million per month in care and maintenance costs.

•

Robust fuel services contracting: In our fuel services segment, we replaced the UF6 volumes delivered under contract and added another 17.1 million kilograms to our long-term contract portfolio that reflect the price transition that began in 2017 in the conversion market, and that we expect will allow us to continue to profitably operate and consistently support the long-term fuel services needs of our customers.

•

Strategic patience in our uranium marketing activity: Long-term uranium contracting was delayed in 2020 due to ongoing market-access and trade policy issues and the impacts of the COVID-19 pandemic on our customers’ operations. We added 12.5 million pounds to our portolio of long-term uranium contracts. Market signals will take time to impact contracting in our business as we have seen with the transition in our fuel services segment. With our pipeline of uranium business continuing to grow and being larger than we have seen since 2011, we are being patient to capture as much value as possible in our contract portfolio.

•

Strengthened balance sheet: Consistent with our conservative financial management, and to take advantage of the low interest rate environment resulting from the COVID-19 pandemic, we issued debentures in the amount of $400 million, bearing interest of 2.95% per annum and maturing in 2027, and used the proceeds to redeem our outstanding $400 million debenture bearing interest of 3.75% maturing in 2022, which resulted in an early redemption fee of $24 million. Our next maturity is in 2024. As of December 31, 2020, we had $943 million in cash and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1 billion undrawn credit facility.

•

Received dividends totaling $40.6 million (US) from JV Inkai: In 2020, we received dividend payments from JV Inkai totaling $40.6 million (US). JV Inkai distributes excess cash, net of working capital requirements, to the partners as dividends. Our share of dividends follows our production purchase entitlements. See Uranium – Tier-one operations – Inkai in our 2020 annual MD&A.

•

Greater focus on technology and its applications: We are implementing an initiative intended to improve efficiency and reduce costs across the organization, with a particular focus on innovation and accelerating the adoption of advanced digital and automation technologies. In 2020, we began a program to advance the assessment of innovation opportunities at the McArthur River mine and Key Lake mill. We established a team of internal experts who have been tasked with assessing, designing and implementing opportunities to improve operating efficiency. During the year, the team advanced a portfolio of 43 projects focused on improvement of the mine and mill through application of automation, digitization and optimization. The initial assessment of the majority of the projects was completed, which will allow us to complete the pre-feasibility work and to define the business case. We expect projects that meet our investment criteria will be advanced to implementation in 2021.

•

Increased ownership in Global Laser Enrichment LLC (GLE): Ownership restructuring has been approved and completed. With the restructuring, our interest in GLE increases from 24% to 49%, with Silex acquiring the remaining 51%. GLE is the exclusive licensee of the proprietary SILEX laser enrichment technology, third-generation uranium enrichment technology that is in the development phase. Having operational control of uranium production, conversion, and enrichment facilities would offer operational synergies that could enhance future profit margins, especially with the world’s increased focus on decarbonization.

Consolidated financial results

	THREE MONTHS ENDED		YEAR ENDED
CONSOLIDATED HIGHLIGHTS	DECEMBER 31		DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2020	2019	2020	2019
Revenue	550	874	1,800	1,863
Gross profit	109	184	106	242
Net earnings (loss) attributable to equity holders	80	128	(53)	74
$ per common share (basic)	0.20	0.32	(0.13)	0.19
$ per common share (diluted)	0.20	0.32	(0.13)	0.19
Adjusted net earnings (loss) (non-IFRS, see page 4)	48	94	(66)	41
$ per common share (adjusted and diluted)	0.12	0.24	(0.17)	0.10
Cash provided by operations (after working capital changes)	257	274	57	527

The 2020 annual financial statements have been audited; however, the 2019 fourth quarter and 2020 fourth quarter financial information presented is unaudited. You can find a copy of our 2020 annual MD&A and our 2020 audited financial statements on our website at cameco.com.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the three months and year ended December 31, 2020, compared to the same period in 2019.

		THREE MONTHS ENDED		YEAR ENDED
	CHANGES IN EARNINGS	DECEMBER 31		DECEMBER 31
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings - 2019	128	94	74	41

	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Lower sales volume	(52)	(52)	(4)	(4)
	Higher realized prices ($US)	29	29	25	25
	Foreign exchange impact on realized prices	(4)	(4)	14	14
	Higher costs	(33)	(33)	(175)	(175)

	change – uranium	(60)	(60)	(140)	(140)

Fuel services	Lower sales volume	(14)	(14)	(4)	(4)
	Higher realized prices ($Cdn)	7	7	21	21
	Higher costs	(8)	(8)	(11)	(11)

	change – fuel services	(15)	(15)	6	6

	Other changes
	Higher administration expenditures	(11)	(11)	(20)	(20)
	Lower (higher) exploration expenditures	(1)	(1)	3	3
	Change in reclamation provisions	(26)	—	(21)	—
	Change in gains or losses on derivatives	28	3	5	9
	Change in foreign exchange gains or losses	6	6	33	33
	Change in earnings from equity-accounted investments	—	—	(9)	(9)
	Redemption of Series E debentures in 2020	(24)	(24)	(24)	(24)
	Canadian Emergency Wage Subsidy in 2020	37	37	37	37
	Arbitration award in 2019 related to TEPCO contract	—	—	(52)	(52)
	Change in income tax recovery or expense	22	23	47	42
	Other	(4)	(4)	8	8

	Net earnings (losses) - 2020	80	48	(53)	(66)

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and is adjusted for reclamation provisions for our Rabbit Lake and US operations, which have been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings for the three months and years ended December 31, 2020 and 2019.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31		DECEMBER 31
($ MILLIONS)	2020	2019	2020	2019
Net earnings (loss) attributable to equity holders	80	128	(53)	74

Adjustments
Adjustments on derivatives	(43)	(18)	(45)	(49)
Reclamation provision adjustments	—	(26)	24	3
Income taxes on adjustments	11	10	8	13

Adjusted net earnings (loss)	48	94	(66)	41

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 15 of our annual financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

			THREE MONTHS ENDED			YEAR ENDED
			DECEMBER 31			DECEMBER 31
HIGHLIGHTS			2020	2019	CHANGE	2020	2019	CHANGE
Uranium	Production volume (million lbs)		2.8	2.7	4%	5.0	9.0	(44)%
	Sales volume (million lbs)		8.6	14.0	(39)%	30.6	31.5	(3)%
	Average realized price	($US/lb)	38.43	35.92	7%	34.39	33.77	2%
		($Cdn/lb)	50.40	47.50	6%	46.14	44.85	3%
	Revenue ($ millions)		436	666	(35)%	1,412	1,414	—
	Gross profit ($ millions)		76	136	(44)%	13	153	(92)%
Fuel services	Production volume (million kgU)		3.3	4.0	(18)%	11.7	13.3	(12)%
	Sales volume (million kgU)		4.4	6.2	(29)%	13.5	14.1	(4)%
	Average realized price	($Cdn/kgU)	26.29	24.61	7%	27.89	26.21	6%
	Revenue ($ millions)		115	152	(24)%	377	370	2%
	Gross profit ($ millions)		32	47	(32)%	96	90	7%

Management’s discussion and analysis (MD&A) and financial statements

The 2020 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2020, as compared to the same periods last year, and our outlook for 2021. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this news release for our material properties (McArthur River/Key Lake, Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE

• Greg Murdock, general manager, McArthur River/Key Lake, Cameco	• Lloyd Rowson, general manager, Cigar Lake, Cameco

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our views of the future growth in demand for nuclear power and the resulting strength of the uranium market, including as a result of net-zero carbon emission targets and the use of nuclear energy in achieving both electrification and decarbonization; our belief that the uranium market will undergo a transition similar to that of the conversion and enrichment markets; our intention to pursue our business objectives in a manner that reflects our values; our belief that our strategy of production discipline, marketing discipline and conservative balance sheet management is the right strategy to achieve our business objectives; the factors that will determine our ability to restart operation and production at Cigar Lake and the monthly care and maintenance costs we expect to incur for Cigar Lake while production is suspended; the delay we expect between changing market signals and their impact on contracting in our business; our expectations regarding the profitable operation of our fuel services segment; our expectations regarding our innovation opportunities program and that projects meeting our investment criteria will be advanced to implementation in 2021; our view that having operational control of uranium production, conversion and enrichment facilities of GLE as a result of ownership restructuring could enhance our future profit margins; and the expected date for announcement of our 2021 first quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that the uranium market will not undergo a transition similar to that of the conversion and enrichment markets; the risk that we may not be able to implement our business objectives in a manner consistent with our values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk of unforeseen delays in restarting operation and production at Cigar Lake, and the risk of incurring higher monthly care and maintenance costs than expected; the risk that we may not be able to fully interpret or respond to changing market signals in a timely manner; the risk that our fuel services segment may not operate as profitably and consistently with the needs of our customers as we expect; the risk that projects under consideration in our innovation opportunities program may not be advanced to implementation in 2021, or at all; the risk that the GLE ownership restructuring will not provide the expected profit margin enhancements for us; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; societal objectives for electrification and decarbonization; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies; the absence of new and adverse government regulations, policies or decisions; and our ability to announce future financial results when expected.

Please also review the discussion in our 2020 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Wednesday, February 10, 2021 at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, March 10, 2021, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 5895)

2021 first quarter report release date

We plan to announce our 2021 first quarter results before markets open on May 7, 2021.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com